2Q 2026 Results

LATAM reports a 5.4% Adj. Operating Margin, despite fuel price increase, with revenues up 28% YoY driven by a strong commercial execution

Santiago, Chile, August 4, 2026 – LATAM Airlines Group S.A. (NYSE: LTM; SSE: LTM) announced today its consolidated financial results for the second quarter ending June 30, 2026. References to "LATAM", "LATAM Airlines Group", the “Company” or the "parent company" pertain to LATAM Airlines Group S.A., and references to “LATAM group,” “we,” “us,” “our,” or the “group” refer to LATAM Airlines Group S.A. and its consolidated affiliates, both passenger and cargo affiliates. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.05 per USD (compared to BRL 5.66 per USD in 2Q 2025).

HIGHLIGHTS

"Second quarter results clearly demonstrate the group's structural strength and its capacity to navigate a volatile and uncertain environment," said Ricardo Bottas, CFO of LATAM Airlines Group. "LATAM group remains firmly committed to disciplined execution of its profitable growth strategy. LATAM's diversified business model — with resilient premium revenues, integrated cargo and loyalty businesses, and financial strength — provided the foundation to maintain profitability even through a seasonally weaker quarter under unprecedented fuel cost pressures."

Key Financial Results and Indicators	2Q26	2Q25	Var.
Total Revenues (US$ million)	4,183	3,279	+27.6%
Adjusted EBITDA (US$ million)	713	850	(16.1%)
Adjusted EBITDA Margin	17.0%	25.9%	-8.9pp
Adjusted Operating Income (US$ million)	227	423	(46.3%)
Adjusted Operating Margin	5.4%	12.9%	-7.5pp
Net Income attributable to owners of the parent company (US$ million)	125	242	(48.2%)
Net Income Margin	3.0%	7.4%	-4.4pp
Diluted Earnings per ADS (US$)	0.44	0.81	(46.0%)
Passenger RASK (US$ cents)	8.1	6.9	+17.5%
Adjusted Passenger CASK ex-fuel (US$ cents)	4.5	4.3	+5.6%
Key Financial Results and Indicators	2Q26	4Q25	Var.
Total liquidity[1] (US$ million)	4,226	3,725	+13.4%
Adj. Net Leverage (Net Debt / LTM Adj. EBITDA)	1.5x	1.5x	0.0x

 1. Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities.

•LATAM group achieved a healthy consolidated load factor of 81.8% during the second quarter of 2026 while continuing to grow capacity year over year by 8.9%, reflecting the group's continued ability to capture passenger preference in a challenging and volatile external environment.

•The Company updated its full-year 2026 guidance, reinstating its full set of guidance parameters, including capacity and revenue projections. The updated guidance includes an increase in the adjusted EBITDA guidance range from US$3.8–4.2 billion to US$4.1–4.4 billion, despite continued elevated jet-fuel price volatility, reflecting the resilience of its business model.

•LATAM Airlines Brazil announced the initial network to be operated by its Embraer E195-E2 fleet. In the first phase, through March 2027, the E2 aircraft are expected to operate 42 domestic routes across Brazil, including eight new routes: four connecting the new destinations of Cabo Frio, Ji-Paraná, Rondonópolis and Macaé from Guarulhos, and four additional routes linking existing bases. In addition, the E2 fleet will be used to support increased frequencies or optimize fleet allocation on certain existing routes, further strengthening connectivity and profitability across the network. This deployment reinforces the LATAM Airlines Brazil's strategy to increase network capillarity in the

2Q 2026 Results

domestic market. As a result, LATAM Airlines Brazil will reach 67 domestic destinations, compared to 44 in 2019, the largest network in its history.

•In an Extraordinary Shareholders’ Meeting held on August 3, 2026, shareholders approved a new share repurchase program for the acquisition of up to 5% of the Company's total subscribed and paid shares over a period of up to five years. As determined by the shareholders at the meeting, the authority to determine the launch, mechanism and conditions for the execution of such program was delegated to the Board of Directors, subject to applicable regulations.

MANAGEMENT COMMENTS - SECOND QUARTER 2026

The second quarter of 2026 demonstrated LATAM's ability to deliver a solid financial performance within the context of significant fuel cost pressures. LATAM maintained profitable operations with an adjusted operating margin of 5.4%, once again highlighting the structural strength of its business model even during one of the most challenging quarters in recent times. Behind this performance, more than 43,000 employees executed with dedication and discipline at every customer touchpoint, ensuring consistency and operational excellence across all areas of the business.

The group's diversified ecosystem —integrating passenger, cargo and loyalty businesses— proved essential to navigating the period. Passenger revenues grew 28%, reflecting the group's ability to pass through higher fuel costs to fares without compromising demand and supported by the strength of its premium revenue base. As a less price-sensitive segment, premium demand remained robust across the group's network, reaching 29% of passenger revenues during the quarter, up two percentage points from the first quarter of the year, and continuing to grow at a faster pace than the main cabin. Cargo revenues, in turn, increased 22% year-over-year, accompanied by higher tonnage transported. Its shorter sales cycle enabled fuel cost increases to be passed through more quickly and efficiently, making cargo a particularly valuable source of revenue diversification in the current environment. In addition, LATAM Pass continued its growth trajectory, reaching 56 million members during the quarter, up 9% year-over-year, while elite members grew by 26%. As a result, LATAM Pass members now account for 67% of total passenger revenues, reinforcing the importance of the loyalty program as a key pillar of LATAM group's diversified ecosystem.

Operational efficiency and flexibility were the second strength underpinning this performance. Traffic continued to grow despite the fare adjustments implemented across the network, while the LATAM affiliates carried out targeted capacity reductions. The focus was on preserving network integrity, while maintaining profitability without compromising investment in product or operational flexibility.

Financial strength remained another pillar and a strategic enabler. With liquidity at 26% of last twelve months' revenues and adjusted net leverage of 1.5x, LATAM maintained the financial flexibility to absorb the fuel price shock while continuing to invest in its business and execute its long-term growth strategy.

In addition, during the period, LATAM activated its Avión Solidario program, which leverages the group's assets to serve communities in need, to respond to the earthquake victims in Venezuela. LATAM group transported over 400 tons of emergency equipment and humanitarian aid, along with more than 170 rescue workers and medical specialists from the region.

Entering the second half of 2026, the macroeconomic context remains challenging, however, LATAM group remains positive having demonstrated during the quarter its business model absorbed an exceptional shock while continuing to deliver. Jet-fuel prices have moved to a more constructive level than assumed when the previous outlook was issued and, with the greater visibility gained over recent months, LATAM is reinstating its full set of guidance parameters. The group enters the second half confident in its ability to deliver solid results consistent with adjusted guidance, focused on the effective execution and structural strengths that continue to drive profitable growth.

MANAGEMENT DISCUSSION AND ANALYSIS OF SECOND QUARTER 2026 RESULTS

Total operating revenues amounted to US$4,183 million in the second quarter, an increase of 27.6% compared to the same period of 2025, explained by a 27.9% increase in passenger revenues and a 21.8% increase in cargo revenues. For

2Q 2026 Results

the second quarter of 2026, passenger and cargo revenues represented 86.4% and 12.2% of total operating revenues, respectively.

•Passenger revenues amounted to US$3,613 million in the second quarter, increasing 27.9% versus the same period of 2025. Despite an 8.9% increase in capacity, passenger unit revenue (PRASK) reached US$8.1 cents, representing a 17.5% increase year over year, reflecting the quality of LATAM's revenues, which supported higher fares and strong yields across the network. Furthermore, the premium segment continued to outpace growth versus main cabin, now representing 29% of total passenger revenues.

•Cargo revenues amounted to US$510 million in the second quarter, increasing 21.8% versus the same period of 2025, primarily driven by a 17.8% increase in cargo yields, while cargo traffic (RTKs) increased 3.4%. The group transported 261 thousand tons, up 1.9%, reflecting continued strength in the freighter network and belly operations. During the quarter, the cargo business also delivered strong results in the Mother's Day season, transporting over 24 thousand tons of flowers from South America to key international markets.

•Other income amounted to US$59 million in the second quarter, up 63.9%, driven mostly by an increase in the LATAM Travel business and higher revenues from non-airline products within the LATAM Pass business.

Total adjusted operating expenses reached US$3,956 million in the second quarter of 2026, up 38.5% versus 2Q25 primarily reflecting higher jet fuel costs during the quarter, together with increased costs associated with an 8.9% capacity expansion to support the group's continued growth. Adjusted passenger CASK ex-fuel rose 5.6% to US$4.5 cents in the quarter, with local currency appreciation contributing approximately US$0.2 cents to the increase. The group maintained strong cost discipline while investing in commercial and operational capabilities to support sustained growth.

The changes in adjusted operating expenses during the quarter were mainly explained by:

•Wages and benefits rose 25.0% year-over-year, driven by a 9.3% increase in the average workforce, in support of the group's expansion of operations, and the appreciation of the Brazilian real and Chilean peso against the U.S. dollar.

•Aircraft fuel costs increased 93.1% versus the same period of 2025, largely driven by higher jet fuel prices triggered by geopolitical tensions in the Middle East. The average all-in jet fuel price (including hedges) increased 81.3% to US$194.5 per barrel, while fuel consumption increased 6.8% year over year.

•Commissions to agents increased 38.6% compared to 2Q25, reflecting resilient passenger demand with passenger revenues growing 27.9% and PRASK expanding 17.5%.

•Depreciation and amortization increased 13.8% versus 2Q25, primarily due to a higher average number of aircraft in the fleet. During the second quarter of 2026, LATAM group operated an average of 379 aircraft, up from 355 aircraft in the same period last year. The increase also reflects the incorporation of newer and higher-value aircraft as part of the fleet renewal strategy.

•Other rental and landing fees increased 4.8% year-over-year, impacted by higher operations and the appreciation of local currencies.

•Passenger services expenses rose 28.3% versus the same period of 2025, driven by growth in international passenger traffic and a growing premium traveler segment.

•Maintenance expenses totaled US$221 million, corresponding to a 24.2% increase versus 2Q25, mainly driven by increased operational activity and fleet expansion.

•Other operating expenses decreased 1.5% compared to 2Q25, and amounted to US$361 million.

•Other gains and losses totaled an US$8 million loss for the second quarter, primarily explained by labor contingencies in Argentina.

2Q 2026 Results

Non-operating results

•Interest income rose to US$40 million in 2Q26 from US$27 million in 2Q25, driven by a higher average cash balance than the prior year.

•Interest expense increased 5.9% versus 2Q25, to US$164 million. This was mainly driven by the financing of recently delivered aircraft as a part of LATAM group's ongoing fleet expansion.

•Foreign exchange gains and losses amounted to US$33 million in losses in the second quarter of 2026, primarily driven by the appreciation of local currencies compared to March 2026.

•Result of indexation units totaled US$0.64 million in the quarter.

Net income attributable to the owners of the parent company during the quarter amounted to US$125 million, a decrease of 48.2% year-over-year. Net income attributable to owners of the parent company serves as the basis for calculating dividend distributions.

2Q 2026 Results

LIQUIDITY AND FINANCING

In the first half of the year, LATAM Airlines Group cash position increased by US$501 million. LATAM ended the period with cash and cash equivalents of US$2,651 million (+23.3% vs December 31, 2025). Additionally, LATAM has US$1,575 million in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months stood at 26.2%.

At the end of 2Q 2026, LATAM had a financial debt of US$4.8 billion and lease liabilities of US$4.2 billion, resulting in a total accounting debt of US$9.0 billion and net debt of US$6.4 billion. Accordingly, LATAM's adjusted net leverage stood at 1.5x, same as compared to December 31, 2025.

Debt Composition	Nominal Debt (million)	Accounting Debt (million)	Interest Rate	Maturity
2030 Senior Secured Notes	US$1,400	US$1,401	7.875%	2030
2031 Senior Secured Notes	US$800	US$816	7.625%	2031
Spare Engine Facility	US$275	US$276	5.71%	2028
UF Bond	US$166	US$169	UF + 2.0%	2042
Pre-Delivery Payments Financing	US$168	US$168	5.62%	2028
Fleet Financial Debt	US$1,972	US$1,972	5.30%	—
Total Financial Debt	US$4,782	US$4,802	6.44%	—

2Q 2026 Results

MARKET RISKS MANAGEMENT

Fuel price risk

LATAM’s fuel hedging policy has the main objective of protecting against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. It seeks to provide stability amid normalized volatility of jet fuel prices. Accordingly, LATAM hedges a portion of its estimated fuel consumption with a strategy based on the projected booking curve and pass-through capacity, managing this exposure over the next 12 months. LATAM hedges on jet fuel directly, via US Gulf Coast 54, generally utilizing asymmetric hedge instruments (for example, capped collars) that provide protection within a limited range against higher prices, while allowing participation from declining fuel prices. During the first half of 2026, LATAM recognized gains of US$16.2 million for fuel hedging net of premiums (vs losses for US$18.5 million in 1H25).

Given the context of abnormally elevated jet fuel prices and seeking additional protection from further elevated fuel prices, LATAM supplemented its hedge positions with additional short-term instruments, through call options that provide unlimited protection for scenarios of significantly elevated prices and additional shocks. To date, the Company has not contracted new call options and has continued to add coverage through collars.

Hedge positions per quarter for the next 12 months, as of July 31, 2026, are shown in the table below:

Fuel hedging	3Q26	4Q26	1Q27	2Q27
Hedges as percentage of estimated fuel consumption
Hedges contracted through collar structures[1]	37%	27%	12%	7%
Hedges contracted through call options[2]	8%	0%	0%	0%
Total estimated fuel consumption hedged	45%	27%	12%	7%
1Considering the forward curve for jet fuel prices, as of July 31, 2026, all the collar contracts are "in the money". For a better understanding of the effects of jet fuel price variations on LATAM’s financial results, please refer to Note 3 of the Financial Statements or Item 11 of the annual report on form 20-F for 2024 and 2025, which include a sensitivity analysis of jet fuel price fluctuations, net of hedges.
2Considering the forward curve for jet fuel prices as of July 31, 2026, the call options contracts are "in the money".

Exchange rate risk

LATAM’s foreign exchange risk mainly comes from operations in currencies other than its functional currency, the US dollar. The largest operational cash flow exposure comes from the concentration of businesses in Brazil by LATAM Airlines Brazil, which are mostly denominated in Brazilian real. To a lesser degree, LATAM is also exposed to other currencies like the Euro, British pound, and several Latin American currencies. BRL cash flow hedge positions per quarter for the next months, as of July 31, 2026, are shown in the table below:

FX hedging (BRL)	3Q26	4Q26	1Q27	2Q27
Hedge positions
Estimated cash flow mismatch hedged	64%	42%	0%	0%

2Q 2026 Results

LATAM FLEET PLAN

LATAM group’s fleet consists of 302 Airbus narrow-body aircraft, 2 Airbus wide-body aircraft under short-term leases, 59 Boeing wide-body aircraft and 20 Boeing cargo freighters, totaling 383 aircraft. During the second quarter, the group received 6 A320Neo, 1 A321Neo and 2 Boeing 787-9 aircraft, and expects the delivery of 28 aircraft throughout the remainder of the year.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus, Boeing, and Embraer for new aircraft. Additionally, the group has signed several contracts with lessors to receive narrow-body aircraft and Boeing wide-body aircraft in the coming years, as detailed below:

Fleet Plan	2Q26	Projected as of the end of each year
		2026	2027	2028
Passenger Aircraft
Narrow Body
Airbus Ceo Family	223	223	210	198
Airbus Neo Family	79	94	109	144
Embraer E2 Family		12	24	24
Total NB	302	329	343	366

Wide Body
Boeing 787	40	41	43	48
Other	21	21	19	19
Total WB	61	62	62	67

TOTAL	363	391	405	433

Cargo Aircraft
Boeing 767-300F	20	19	19	19
TOTAL	20	19	19	19

TOTAL FLEET (end of the period)	383	410	424	452

AVERAGE FLEET	379	386	418	434

Note: This fleet plan considers LATAM group's best estimates for committed arrivals, current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale.

2Q 2026 Results

2026 GUIDANCE

LATAM updated its 2026 full-year guidance, reinstating its full set of guidance parameters. Supported by the greater visibility gained over recent months, this update reflects a more constructive backdrop for the remainder of the year than anticipated when the previous guidance was issued, particularly with respect to jet fuel prices.

Guidance for the full year 2026

Guidance	Original 2026E Guidance (December 3, 2025)			Prior 2026E Guidance (May 5, 2026)			Updated 2026E Guidance (August 4, 2026)

Total ASK Growth vs 2025	8.0%	-	10.0%				9.0%	-	10.0%
Domestic Brazil ASK Growth vs 2025	6.0%	-	8.0%				8.0%	-	9.0%
Domestic Spanish Speaking Countries ASK Growth vs 2025	5.0%	-	7.0%				4.0%	-	5.0%
International ASK Growth vs 2025	11.0%	-	13.0%				11.0%	-	12.0%
Total ATK Growth vs 2025	5.0%	-	7.0%				5.0%	-	6.0%

Revenues (US$ billion)	15.5	-	16.0				17.3	-	17.7
Adjusted CASK ex fuel[1] (US$ cents)	4.75	-	4.95				5.00	-	5.20
Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.30	-	4.50	4.50	-	4.70	4.50	-	4.70
Adjusted Operating Income[2] (US$ billion)	2.35	-	2.65				2.10	-	2.30
Adjusted Operating Margin[2]	15.0%	-	17.0%				12.0%	-	13.0%
Adjusted EBITDA[2] (US$ billion)	4.20	-	4.60	3.80	-	4.20	4.10	-	4.40
Adjusted EBITDA Margin[2]	27.0%	-	29.0%				23.0%	-	25.0%
Adjusted Levered Free Cash Flow[3] (US$ billion)	>1.7						≥1.3
Liquidity[4] (US$ billion)	>5.0			≥4.5			≥4.7
Total Net Debt[5] (US$ billion)	<6.2						≤6.8
Total Net Debt5/Adjusted EBITDA[2] (x)	≤1.4x			≤1.8x			≤1.6x

Assumptions
Average exchange rate (BRL/USD)	5.5			5.15			5.15
Jet fuel price[6] (US$/bbl)	90			Q2:170 | Q3:170 | Q4:150			Q3:147 | Q4:130

1) Adjusted CASK ex-fuel includes adjustments to add back the effect of other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel is further adjusted to exclude cargo costs associated with belly and freighter operations.
2) Adjusted EBITDA excludes other gains and losses and employee compensations associated with the Corporate Incentive Plan, and is further adjusted to exclude foreign exchange gains and results of indexation units.
3) Adjusted Levered Free Cash Flow calculated as the sum of net cash (outflow) inflow from operating and investing activities, adding payments from lease liabilities (amortization and interest) and financing predelivery payments, excluding amounts raised from the sale of property, plant and equipment, adding aircraft and non-aircraft financing interest.
4) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. Assumes a minimum statutory dividend distribution equivalent to 30% of net income.
5) Total Net Debt includes operating lease liabilities, finance leases and other financial debt, and net of Cash and Cash Equivalents. Assumes a minimum statutory dividend distribution equivalent to 30% of net income.
6) The jet fuel price projection does not include into-wing cost. For Q3, it considers a real fuel price in July of US$142 per barrel and projections for August and September of US$150 per barrel.

Note on forward-looking assumptions, outlooks and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions, outlooks and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other

2Q 2026 Results

factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our results may not be indicative of future performance, which remains subject to a number of uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on March 3, 2026, and in our Annual Integrated Report filed April 2026, and especially the risks and uncertainties associated with global developments, including the conflicts in the Middle East. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the Southern Hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM Airlines Group S.A. filed its financial statements for the period ended June 30, 2026 with the Comisión para el Mercado Financiero (CMF) of Chile on August 4, 2026. These financial statements are available in Spanish and English at ir.latam.com For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the second quarter 2026 financial results on August 5, 2026, at 9:00 am ET /Santiago.

Webcast Link: Click here
Participant Call Link: Click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are exclusively operated by freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at ir.latam.com.

2Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended June 30			For the six month period ended June 30
	2026	2025	% Change	2026	2025	% Change

System
Costs per ASK (US$ cents)	8.9	7.0	27.9%	8.1	6.9	16.9%
Adjusted Costs per ASK (US$ cents)	8.9	7.0	27.2%	8.1	6.9	16.7%
Costs per ASK ex fuel (US$ cents)	5.1	4.8	5.5%	5.1	4.7	8.2%
Adjusted Costs per ASK ex fuel (US$ cents)	5.0	4.8	4.6%	5.0	4.7	7.9%
Adjusted Passenger CASK ex fuel (US$ cents)	4.5	4.3	5.6%	4.5	4.2	8.7%
Fuel Gallons Consumed (millions)	371	347	6.8%	754	695	8.5%
Fuel Gallons Consumed per 1,000 ASKs	8.3	8.5	(1.9%)	8.4	8.5	(1.0%)
Fuel Price (with hedge) (US$ per gallon)	4.63	2.55	81.3%	2.71	2.80	(3.3%)
Fuel Price (with hedge) (US$ per barrel)	194.5	107.1	81.3%	113.8	117.6	(3.2%)
Fuel Price (without hedge) (US$ per gallon)	4.61	2.51	83.8%	2.77	2.79	(0.8%)
Fuel Price (without hedge) (US$ per barrel)	193.6	105.4	83.8%	116.3	117.2	(0.8%)
Average Trip Length (km)	1,724	1,655	4.2%	1,640	1,698	(3.4%)
Total Number of Employees (average)	43,082	39,430	9.3%	42,400	39,129	8.4%
Total Number of Employees (end of the period)	43,341	39,657	9.3%	43,341	39,657	9.3%

Passenger
ASKs (millions)	44,489	40,863	8.9%	90,027	82,120	9.6%
RPKs (millions)	36,390	34,103	6.7%	75,235	68,486	9.9%
Passengers Transported (thousands)	21,098	20,592	2.5%	43,978	41,561	5.8%
Load Factor (based on ASKs) %	81.8%	83.5%	(1.7pp)	83.6%	83.4%	0.2pp
Yield based on RPKs (US$ cents)	9.9	8.3	19.9%	9.7	8.4	14.8%
Revenues per ASK (US$ cents)	8.1	6.9	17.5%	8.1	7.0	15.1%

Cargo
ATKs (millions)	2,158	2,053	5.1%	4,313	4,068	6.0%
RTKs (millions)	1,146	1,108	3.4%	2,243	2,177	3.0%
Tons Transported (thousands)	261	256	1.9%	512	499	2.5%
Load Factor (based on ATKs) %	53.1%	54.0%	(0.9pp)	52.0%	53.5%	(1.5pp)
Yield based on RTKs (US$ cents)	44.5	37.8	17.8%	41.4	37.9	9.4%
Revenues per ATK (US$ cents)	23.6	20.4	15.9%	21.5	20.3	6.4%

Note: Adjusted figures include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensation associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel also excludes cargo costs associated with belly and freighter operations.

2Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the Second Quarter 2026 (in thousands of US Dollars)

	For the three month period ended June 30
	2026	Adjustments	2026 Adjusted	2025 Adjusted	% Change
REVENUE
Passenger	3,613,485	—	3,613,485	2,824,314	27.9%
Cargo	510,009	—	510,009	418,641	21.8%
Other Income	59,144	—	59,144	36,087	63.9%
TOTAL OPERATING REVENUE	4,182,638	—	4,182,638	3,279,042	27.6%
EXPENSES
Wages and Benefits	(558,919)	215	(558,704)	(446,860)	25.0%
Aircraft Fuel	(1,712,179)	—	(1,712,179)	(886,803)	93.1%
Commissions to Agents	(78,852)	—	(78,852)	(56,904)	38.6%
Depreciation and Amortization	(486,059)	—	(486,059)	(427,252)	13.8%
Other Rental and Landing Fees	(428,128)	—	(428,128)	(408,363)	4.8%
Passenger Services	(109,856)	—	(109,856)	(85,634)	28.3%
Aircraft Maintenance	(220,948)	—	(220,948)	(177,923)	24.2%
Other Operating Expenses	(360,946)	—	(360,946)	(366,497)	(1.5%)
Other gains/(losses)	(8,428)	8,428	—	—	n.m
TOTAL OPERATING EXPENSES	(3,964,315)	8,643	(3,955,672)	(2,856,236)	38.5%
OPERATING INCOME/(LOSS)	218,323	8,643	226,966	422,806	(46.3%)
Operating Margin	5.2%	0.2pp	5.4%	12.9%	-7.5pp
Interest Income	39,607	—	39,607	26,975	46.8%
Interest Expense	(164,465)	—	(164,465)	(155,324)	5.9%
Foreign exchange gains	(32,968)	32,968	—	—	n.m
Result of indexation units	643	(643)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	61,140	40,968	102,108	294,457	(65.3%)
Income Taxes	56,774	—	56,774	(11,480)	n.m
NET INCOME/(LOSS)	117,914	40,968	158,882	282,977	(43.9%)
Attributable to:
Owners of the parent company	125,219	40,968	166,187	282,745	(41.2%)
Non-controlling interest	(7,305)	—	(7,305)	232	n.m
NET INCOME/(LOSS) attributable to the owners of the parent company	125,219	40,968	166,187	282,745	(41.2%)
Net Margin attributable to the owners of the parent company	3.0%	1.0pp	4.0%	8.6%	-4.6pp
Effective Tax Rate	92.9%	(37.3pp)	55.6%	(3.9%)	59.5pp
Financial Metrics for the Second Quarter 2026
	For the three month period ended June 30
	2026		2025		Change (%)
Diluted Earnings per ADS (US$)	0.44		0.81		(46.0)%
Diluted Earnings per Share (US$)	0.000218		0.000404		(46.0)%
Adjusted EBITDA (in thousands of US Dollars)	713,025		850,058		(16.1%)
Adjusted EBITDA Margin	17.0%		25.9%		-8.9pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

2Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the six-month period ended June (in thousands of US Dollars)

	For the six month period ended June 30
	2026	Adjustments	2026 Adjusted	2025 Adjusted	Var. %
REVENUE
Passenger	7,274,688	—	7,274,688	5,767,202	26.1%
Cargo	929,423	—	929,423	824,231	12.8%
Other Income	129,319	—	129,319	98,210	31.7%
TOTAL OPERATING REVENUE	8,333,430	—	8,333,430	6,689,643	24.6%
EXPENSES
Wages and Benefits	(1,108,761)	4,402	(1,104,359)	(876,999)	25.9%
Aircraft Fuel	(2,749,119)	—	(2,749,119)	(1,860,766)	47.7%
Commissions to Agents	(161,018)	—	(161,018)	(110,555)	45.6%
Depreciation and Amortization	(978,315)	—	(978,315)	(816,154)	19.9%
Other Rental and Landing Fees	(881,980)	—	(881,980)	(791,460)	11.4%
Passenger Services	(221,855)	—	(221,855)	(169,985)	30.5%
Aircraft Maintenance	(448,203)	—	(448,203)	(363,986)	23.1%
Other Operating Expenses	(739,093)	—	(739,093)	(703,703)	5.0%
Other gains/(losses)	(15,440)	15,440	—	—	n.m
TOTAL OPERATING EXPENSES	(7,303,784)	19,842	(7,283,942)	(5,693,608)	27.9%
OPERATING INCOME/(LOSS)	1,029,646	19,842	1,049,488	996,035	5.4%
Operating Margin	12.4%	0.2pp	12.6%	14.9%	-2.3pp
Interest Income	76,598	—	76,598	60,033	27.6%
Interest Expense	(328,471)	—	(328,471)	(307,049)	7.0%
Foreign exchange gains	(87,114)	87,114	—	—	n.m
Result of indexation units	983	(983)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	691,642	105,973	797,615	749,019	6.5%
Income Taxes	3,963	—	3,963	(19,086)	n.m
NET INCOME/(LOSS)	695,605	105,973	801,578	729,933	9.8%
Attributable to:
Owners of the parent company	701,208	105,973	807,181	728,352	10.8%
Non-controlling interest	(5,603)	—	(5,603)	1,581	n.m
NET INCOME/(LOSS) attributable to the owners of the parent company	701,208	105,973	807,181	728,352	10.8%
Net Margin attributable to the owners of the parent company	8.4%	1.3pp	9.7%	10.9%	-1.2pp
Effective Tax Rate	0.6%	-0.1pp	0.5%	(2.5%)	3.0pp
Financial Metrics for the six-month period ended June
	For the six month period ended June 30
	2026		2025		Change (%)
Diluted Earnings per ADS (US$)	2.44		1.99		23.0%
Diluted Earnings per Share (US$)	0.001221		0.000993		23.0%
Adjusted EBITDA (in thousands of US Dollars)	2,027,803		1,812,189		11.9%
Adjusted EBITDA Margin	24.3%		27.1%		-2.8pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

2Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30,	As of December 31,
	2026	2025

Assets
Cash and cash equivalents	2,650,857	2,150,113
Other financial assets	102,591	70,544
Other non-financial assets	258,686	236,071
Trade and other accounts receivable	1,636,452	1,381,869
Accounts receivable from related entities	1,604	7
Inventories	565,004	458,566
Current tax assets	128,184	75,704
Total current assets other than non-current assets (or disposal groups) classified as held for sale	5,343,378	4,372,874

Non-current assets (or disposal groups) classified as held for sale	10,338	10,338

Total current assets	5,353,716	4,383,212

Other financial assets	41,543	52,139
Other non-financial assets	98,525	93,517
Accounts receivable	13,816	13,950
Intangible assets other than goodwill	1,217,194	1,129,961
Property, plant and equipment	12,895,303	11,947,014
Deferred tax assets	27,945	21,098
Total non-current assets	14,294,326	13,257,679
Total assets	19,648,042	17,640,891

Liabilities and shareholders' equity
Other financial liabilities	992,016	745,303
Trade and other accounts payables	2,756,314	2,684,846
Accounts payable to related entities	3,433	7,707
Other provisions	7,102	8,413
Current tax liabilities	23,020	31,950
Other non-financial liabilities	4,156,396	3,816,175
Total current liabilities	7,938,281	7,294,394

Other financial liabilities	8,036,085	7,343,223
Accounts payable	528,507	471,208
Other provisions	672,109	674,611
Deferred tax liabilities	353,171	338,674
Employee benefits	133,624	181,579
Total non-current liabilities	9,723,496	9,009,295
Total liabilities	17,661,777	16,303,689

Share capital	4,418,110	4,418,110
Retained earnings	2,661,126	2,170,280
Other equity	—	39
Other reserves	(5,077,978)	(5,242,835)
Parent’s ownership interest	2,001,258	1,345,594
Non-controlling interest	(14,993)	(8,392)
Total equity	1,986,265	1,337,202
Total liabilities and equity	19,648,042	17,640,891

2Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of June 30,	As of June 30,
	2026	2025

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	8,846,582	7,151,738
Other cash receipts from operating activities	132,017	88,864

Payments for operating activities
Payments to suppliers for the supply goods and services	(5,859,621)	(4,514,461)
Payments to and on behalf of employees	(1,256,737)	(895,660)
Other payments for operating activities	(231,669)	(211,464)
Income taxes (paid)	(69,985)	(37,724)
Other cash inflows (outflows)	(17,675)	(40,322)

Net cash (outflow) inflow from operating activities	1,542,912	1,540,971

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	—	27,031
Purchases of property, plant and equipment	(673,760)	(934,050)
Purchases of intangible assets	(62,165)	(47,936)
Interest received	71,235	55,762
Other cash inflows (outflows)	39,611	28,715

Net cash (outflow) inflow from investing activities	(625,079)	(870,478)

Cash flows inflow (out flow) from financing activities
Payments to acquire or redeem the entity's shares	—	(151,997)
Amounts raised from long-term loans	221,828	445,020
Amounts raised from short-term loans	139,745	—
Loans repayments	(126,446)	(124,965)
Payments of lease liabilities	(244,977)	(202,369)
Dividends paid	(127,288)	(293,396)
Interest paid	(302,044)	(294,430)
Other cash (outflows) inflows	(15,603)	1,170

Net cash inflow (outflow) from financing activities	(454,785)	(620,967)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	463,048	49,526
Effects of variation in the exchange rate on cash and cash equivalents	37,696	61,244
Net (decrease) increase in cash and cash equivalents	500,744	110,770

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,150,113	1,957,788

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,650,857	2,068,558

2Q 2026 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended June 30		For the six month period ended June 30
	2026	2025	2026	2025

Adjusted EBITDA	713,025	850,058	2,027,803	1,812,191

Changes in working capital	(45,823)	82,960	(290,961)	(146,530)
Cash taxes	(16,578)	(15,731)	(69,985)	(37,724)
Operating lease payments	(211,174)	(189,270)	(403,649)	(345,798)
Interest Income	37,023	24,734	71,235	55,762
Adj. Operating cash flow	476,472	752,749	1,334,443	1,337,900

Maintenance CapEx	(160,296)	(181,981)	(327,614)	(310,050)
CapEx for growth & Fleet CapEx Net of Financing	(7,883)	(49,182)	(131,072)	(285,166)
Adj. Investment cash flow *	(168,179)	(231,163)	(458,686)	(595,216)

Adj. Unlevered FCF	308,293	521,586	875,757	742,684
Interest on financial debt	(62,258)	(109,591)	(100,157)	(117,497)
Interest on finance leases	(23,112)	(17,149)	(43,215)	(33,504)
Adj. Levered FCF	222,923	394,846	732,385	591,683

Finance lease amortization	(64,609)	(57,742)	(126,405)	(124,965)
Non-Fleet Financial debt net amortization	(41)	—	(41)	—
Dividends paid	(37,995)	(293,092)	(127,288)	(293,396)
Other (Incl. Asset Sale, Fx and others)	(10,173)	30,244	22,093	89,445
Share repurchases	—	(151,997)	—	(151,997)
Adj. Financing & Others cash flow	(198,188)	(599,327)	(375,013)	(631,914)
Change in cash	110,105	(77,741)	500,744	110,770

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,540,752	2,146,299	2,150,113	1,957,788
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,650,857	2,068,558	2,650,857	2,068,558

Fleet Cash Cost	(286,368)	(254,080)	(548,247)	(484,081)

*Adjusted Investment cash flow is equivalent to total CapEx net of financing. A reconciliation table can be found on page 19.

Notes:

1) Adjusted EBITDA includes adjustments to add back the effect of other gains and losses, employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
2) Operating lease payments include and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance CapEx primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as CapEx associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet CapEx (net of financing) includes CapEx associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities). Calculation can be found on page 17.

2Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30,	As of December 31,
	2026	2025

Total Assets	19,648,042	17,640,891
Total Liabilities	17,661,777	16,303,689
Total Equity*	1,986,265	1,337,202
Total Liabilities and Shareholders' equity	19,648,042	17,640,891

Fleet lease liabilities	4,002,406	3,574,031
Fleet financial debt	1,971,809	1,696,566
Total Fleet Debt	5,974,215	5,270,597
Total Non-Fleet Debt (includes non-fleet lease liabilities and non-fleet financial debt)	3,051,033	2,817,929
Total Gross Debt	9,025,248	8,088,526
Cash, cash equivalents and liquid investments	(2,650,857)	(2,150,113)
Total Net Debt	6,374,391	5,938,413
*Includes non-controlling interest.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of June 30,	As of December 31,
	2026	2025

Cash, cash equivalents and liquid investments	2,650,857	2,150,113
Revolving Credit Facilities (RCF)	1,575,000	1,575,000
Liquidity (US$ thousands)	4,225,857	3,725,113
Liquidity as % of LTM revenues	26.2%	25.7%

Gross Debt (US$ thousands)	9,025,248	8,088,526
Gross Debt / Adjusted EBITDA (LTM)	2.1x	2.0x

Net Debt (US$ thousands)	6,374,391	5,938,413
Net Debt / Adjusted EBITDA (LTM)	1.5x	1.5x

Note: Adjusted EBITDA (LTM) refers to Adjusted EBITDA (Last Twelve Months) (US$ thousands). For the ratios as of June 30, 2026, and December 31, 2025, it is calculated using the last twelve months as of June 30, 2026 (US$4,306,661) and the full twelve months in 2025 (US$4,091,049).

2Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of June 30, 2026
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	9	—	9
Boeing 777-300ER	10	—	10
Boeing 787-8	6	4	10
Boeing 787-9	2	28	30
Airbus A319-100	11	28	39
Airbus A320-200	86	49	135
Airbus A320-Neo	12	46	58
Airbus A321-200	30	19	49
Airbus A321-Neo	5	16	21
TOTAL	171	190	361

Short-term leases
Airbus A330-200	—	2	2
TOTAL	—	2	2

Cargo Aircraft
Boeing 767-300F	19	1	20
TOTAL	19	1	20

TOTAL FLEET	190	193	383

Note: This table includes 1 Boeing 767-300F that was reclassified from Property, Plant and Equipment to Assets Held for Sale.

2Q 2026 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended June 30,			For the six month period ended June 30,
	2026	2025	% Change	2026	2025	% Change

Cost of sales	(3,452,618)	(2,366,330)	45.9%	(6,255,993)	(4,766,212)	31.3%
Distribution costs	(163,438)	(128,998)	26.7%	(330,291)	(264,028)	25.1%
Administrative expenses	(211,726)	(206,141)	2.7%	(427,771)	(397,919)	7.5%
Other expenses	(128,105)	(158,668)	(19.3%)	(274,289)	(290,189)	(5.5%)
Other gains/(losses)	(8,428)	12,679	(166.5%)	(15,440)	18,583	(183.1%)
TOTAL OPERATING EXPENSES	(3,964,315)	(2,847,458)	39.2%	(7,303,784)	(5,699,765)	28.1%
Other gains/(losses)	8,428	(12,679)	(166.5%)	15,440	(18,583)	(183.1%)
Adjustments for Corporate Incentive Plan	215	3,901	(94.5%)	4,402	24,740	(82.2%)
ADJUSTED TOTAL OPERATING EXPENSES	(3,955,672)	(2,856,236)	38.5%	(7,283,942)	(5,693,608)	27.9%

TOTAL OPERATING EXPENSES	(3,964,315)	(2,847,458)	39.2%	(7,303,784)	(5,699,765)	28.1%
Aircraft fuel expenses	1,712,179	886,803	93.1%	2,749,119	1,860,766	47.7%
Operating Expenses (Ex-Fuel)	(2,252,136)	(1,960,655)	14.9%	(4,554,665)	(3,838,999)	18.6%
ASKs (millions)	44,489	40,863	8.9%	90,027	82,120	9.6%
CASK (Ex-Fuel)	(5.1)	(4.8)	5.5%	(5.1)	(4.7)	8.2%

ADJUSTED TOTAL OPERATING EXPENSES	(3,955,672)	(2,856,236)	38.5%	(7,283,942)	(5,693,608)	27.9%
Aircraft fuel expenses	1,712,179	886,803	93.1%	2,749,119	1,860,766	47.7%
Adjusted Operating Expenses (Ex-Fuel)	(2,243,493)	(1,969,433)	13.9%	(4,534,823)	(3,832,842)	18.3%
ASKs (millions)	44,489	40,863	8.9%	90,027	82,120	9.6%
ADJUSTED CASK Ex-Fuel (US$ cents)	(5.0)	(4.8)	4.6%	(5.0)	(4.7)	7.9%

Operating lease payments	(211,174)	(189,270)	11.6%	(403,649)	(345,798)	16.7%
Interest on finance leases	(23,112)	(17,149)	34.8%	(43,215)	(33,504)	29.0%
Finance lease amortization	(64,609)	(57,742)	11.9%	(126,405)	(124,965)	1.2%
Non-fleet lease liabilities	12,527	10,081	24.3%	25,022	20,186	24.0%
FLEET CASH COSTS	(286,368)	(254,080)	12.7%	(548,247)	(484,081)	13.3%

NET INCOME/(LOSS)	117,914	241,801	(51.2%)	695,605	598,438	16.2%
Income Taxes	(56,774)	11,480	(594.5%)	(3,963)	19,086	(120.8%)
Interest Expense	164,465	155,324	5.9%	328,471	307,049	7.0%
Interest Income	(39,607)	(26,975)	46.8%	(76,598)	(60,033)	27.6%
Depreciation and Amortization	486,059	427,252	13.8%	978,315	816,154	19.9%
EBITDA	672,057	808,882	(16.9%)	1,921,830	1,680,694	14.3%
Other gains/(losses)	8,428	(12,679)	(166.5%)	15,440	(18,583)	(183.1%)
Foreign exchange gains/(losses)	32,968	50,903	(35.2%)	87,114	126,048	n.m
Results of indexation units	(643)	(949)	(32.2%)	(983)	(710)	38.5%
Adjustments for Corporate Incentive Plan	215	3,901	(94.5%)	4,402	24,740	(82.2%)
ADJUSTED EBITDA	713,025	850,058	(16.1%)	2,027,803	1,812,189	11.9%

2Q 2026 Results

	For the three month period ended June 30,			For the six month period ended June 30,
	2026	2025	% Change	2026	2025	% Change

Purchases of property, plant and equipment	(353,779)	(563,779)	(37.2)%	(673,760)	(934,050)	(27.9)%
Purchases of intangible assets	(37,127)	(22,831)	62.6%	(62,165)	(47,936)	29.7%
Reconciled by:
Leased Maintenance Capitalizations	(40,866)	(54,659)	(25.2%)	(123,945)	(86,965)	42.5%
Capital raised for fleet related financing	79,165	395,520	(80.0)%	193,165	445,020	(56.6)%
Financing of Pre delivery payments	168,408	—	n.m	168,408	—	n.m
Recoveries of credits and Guarantee deposit received from assets	16,020	14,586	9.8%	39,611	28,715	37.9%
Insurance recovery	—	—	n.m	—	—	n.m
TOTAL CAPEX NET OF FINANCING	(168,179)	(231,163)	(27.2%)	(458,686)	(595,216)	(22.9%)

Net income attributable to owners of the parent company	125,219	241,569	(48.2%)	701,208	596,857	17.5%
Weighted average number of shares, diluted	574,217,144	598,065,302	(4.0%)	574,218,512	601,235,931	(4.5%)
DILUTED EARNINGS PER SHARE (US$)	0.00022	0.00040	(46.0%)	0.00122	0.00099	23.0%
DILUTED EARNINGS PER ADS (US$)	0.44	0.81	(46.0%)	2.44	1.99	23.0%